June 21, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Genpact Luxembourg S.à r.l.
Genpact Limited
Registration Statement on Form S-4
File No. 333-225425

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Genpact Luxembourg S.à r.l. and Genpact Limited (the “Registrants”) hereby request that the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) be accelerated so that the Registration Statement, as then amended, becomes effective under the Securities Act by 4:00 p.m., New York City time, on June 21, 2018, or as soon thereafter as practicable.

As soon as the Registration Statement is declared effective, please inform the Registrants’ counsel, Craig F. Arcella, Esq., Cravath, Swaine & Moore LLP, at (212) 474-1024, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

[Signature Page Follows]

Securities and Exchange Commission

GENPACT LUXEMBOURG S.À R.L.

By:	/s/ Lucinda Full

Name: Lucinda Full
Title: Authorized Signatory

GENPACT LIMITED

By:	/s/ Heather White

Name: Heather White
Title: Senior Vice President, General Counsel and Secretary

[Signature Page to Acceleration Request]